Calculation of Filing Fee Table
SC TO-I
(Form Type)
Bally’s Corporation
(Exact name of registrant as specified in its charter)
Table 1 — Transaction Valuation
	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	$190,000,000(1)	$92.70 per $1,000,000	$17,613(2)
Fees Previously Paid
Total Transaction Valuation	$190,000,000
Total Fees due for Filing			$17,613
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$17,613

(1)
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to $190,000,000 of common stock, par value $0.01 per share, of Bally’s Corporation at a purchase price of not less than $19.25 and not more than $22.00 per share in cash.

(2)
Calculated pursuant to 17 CFR § 240.0-11.